MUNDOVAL FUND

GLOBAL VALUE INVESTING



Mundoval Capital Management Inc.,
Adviser of
the **Mundoval Fund**
is proud to sponsor
The Charity Ball
benefiting the new
Cardiovascular Intensive Care Unit
at
Rady Children's Hospital

Know the PEOPLE behind your mutual fund,
UNDERSTAND how your assets are invested,
BUILD a relationship, and a portfolio.

Get to know us and our investment process.

(858) 454-4837 | info@mundoval.com

www.mundoval.com

San Diego-Owned & Operated | Worldwide Investment Strategy

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing.